August 31, 2010

Luke M. Beshar
Senior Vice President and Chief Financial Officer
NPS Pharmaceuticals, Inc.
550 Hills Drive, 3rd Floor
Bedminster, NJ 07921

Re: NPS Pharmaceuticals, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2009
    Filed March 11, 2010
    Definitive Proxy Statement on Schedule 14A
    Filed April 9, 2010
    File Number: 000-23272

Dear Mr. Beshar:

We have reviewed your filings and your correspondence dated July 19, 2010 and we have the following comment. In this comment, we ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

Annual Report on Form 10-K

Item 1. Business

Royalty-Based Products and Product Candidates, page 10

1. We note your response to our prior comment 1. With respect to your agreements with Nycomed, please include in your revised disclosure the range of royalty payments you are entitled to receive under each agreement, e.g. "single-digits," "teens," "twenties," etc., as you have done with your other material agreements.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director